Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net income (loss)	$(34,509)	$(22,663)	$(22,110)	$(21,452)	$16,200
Fixed charges	3,030	2,978	1,858	607	620
Total Earnings	$(31,479)	$(19,685)	$(20,252)	$(20,845)	$16,820
Fixed Charges:
Interest expense	$2,288	$2,236	$1,151	$6	$7
Portion of rent expense representative of interest	742	742	707	601	613
Total Fixed Charges	$3,030	$2,978	$1,858	$607	$620
Ratio of Earnings to Fixed Charges (1)	—	—	—	—	27.1

(1)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges by $34.5 million, $22.7 million, $22.1 million, and $21.5 million for the years ended December 31, 2016, 2015, 2014, and 2013, respectively. Earnings for the year ended December 31, 2012 included recognition of $35.4 million of collaborative research and development revenue as a result of the termination of the Company’s agreements with Nycomed, Pfizer and Hospira. Excluding the recognition of $35.4 million of deferred revenue, earnings would have been insufficient to cover fixed charges by $19.2 million for the year ended December 31, 2012.